SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 17th February, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    Twin Mining Corporation

                                         (Registrant)

Date February 17, 2004

       s.   Hermann Derbuch

        Chairman, President & CEO

 Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: info@twinmining.com

Press Release

Toronto, Ontario February 8, 2005

Twin Mining’s Brodeur Diamond Potential Increases

Twin Mining Corporation (TSX-TWG) is pleased to report that, based on partial preliminary results (700 out of 1200 samples picked) from the 2004 soil sampling program, potentially diamondiferous kimberlite intrusions are inferred to occur in several broad southwest-northeast belts throughout the Vista claim blocks (980,000 acres).  These belts are in addition and parallel to the Freightrain-Cargo 1 corridor from which more than 50 carats of gem-quality diamonds have been recovered and the two other belts within which most of the 78 drill targets on the Jackson Inlet East and West claim blocks occur (see press release February 8, 2005). The wide distribution of kimberlite indicator minerals underscores the diamond discovery potential of the 100% owned Brodeur diamond project. So far all kimberlite discoveries on the Brodeur Peninsula made by Twin Mining were diamondiferous.

To date fifteen indicator mineral clusters have been established on Vista. Twelve(12) are newly discovered clusters based on visual grain selection and are in addition to three previously reported (press release February 6, 2004) clusters established from soil and stream sediment samples collected during the 2003 exploration season. Graphical plots of key elements in pyropes and picroilmenites from these earlier samples allow Twin Mining to confidently predict that the awaited microprobe analyses on the year 2004 grains will confirm that many are from the diamond stability field (see web-site for diagrams).

It  is encouraging that two of the anomalous collections of indicator minerals are coincident with prominent aeromagnetic anomalies detected by the survey flown in the mid-1980’s by Geoterrex Ltd for the Geological Survey of Canada (“GSC”) at a flight line spacing of 1 km. Twin Mining based the staking of 32 “JI” claims on these survey data. An interpretation of the potential significance of the GSC data, prepared by Eric Anderson an independent geophysicist, in June 2002, describes these two anomalies:

1.)  JI 9-1: “This is considered the best kimberlite target of those examined.
           If the interpreted broader magnetic field is removed, the residual anomaly fits a source having a dimension of about 600 m per side, a very shallow depth and a moderate magnetic susceptibility.”

2.)  JI 10-3: “This profile contains magnetic responses from multiple sources.
           Two side-by-side responses were interpreted, either of which could be caused by kimberlite sources of moderate magnetic susceptibility. The southern one is interpreted to have dimensions of about 800 m per side, and the northern one about 900 m per side, each outcropping.”

Dallas Davis, Twin Mining’s Consultant – Diamond & Gold – and “Qualified Person” in the field of diamond exploration stated: “During the 2004 field season, a total of 1,200 soil samples were collected on the Vista claim blocks by Twin Mining's field personnel. Most were taken at 500 m intervals along north-south lines spaced 2 km apart.  Areas covered included the previously untested northeast portion of the

Vista project, the anomalous blocks identified by the 2003 stream sediment sampling and several magnetic anomalies selected by a study of the Geological Survey of Canada regional aeromagnetic data. I am delighted to see that this very productive property continues to grow in stature as a significant potential source for quality Canadian diamonds.”

Heavy mineral concentrates are extracted from soil samples at the laboratory of Vancouver Indicator Processors Inc. in Burnaby, British Columbia.  Selection of kimberlite indicator minerals is by HDM Laboratories Inc. (HDM), which is operated by Dr. Malcolm McCallum who has been involved in the discovery of a number of diamondiferous kimberlites in Colorado, Wyoming, Venezuela and the NWT and B.C. In order to complete the indicator mineral selection in time to plan the 2005 exploration program, about one third of the concentrates are being picked by KIM Dynamics of Vancouver and sent to HDM for final picking and grain mounting for chemical analysis by microprobe.

Final results from the present 700 samples and the remaining 500 soil samples are expected by the end of March and will be reported as soon as they are available. A drill program for the 2005 field season is being planned to test priority magnetic targets which coincide with diamond indicator minerals in soil.

Stornoway Diamond Corporation has an option to earn a 51% interest on the Vista diamond claim Blocks (see press release August 24, 2004).

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic, the near production Atlanta Gold Mine in Idaho, U.S.A. and the Abitibi gold properties under exploration in Quebec.

For further information contact:

For Renmark Financial Communications

Hermann Derbuch, P.Eng.,                                                                 Cameron: tcameron@renmarkfinancial.com

Chairman, President & CEO                                                               Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 777-0013   Fax: (416) 777-0014

                               Media - Cynthia Lane :clane@renmarkfinancial.com

                                                          Tel. : (514) 939-3989 www.renmarkfinancial.com